UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                (Amendment No. 1)




                               Pacific Sands, Inc.
                               -------------------
                 (Name of small business issuer in its charter)


       Nevada                          None                      88-0322882
       ------                          ----                      ----------
(State of incorporation)    (Primary Standard Industrial        (IRS Employer
                             Classification Code Number)     Identification No.)

              601 W. Shaw Ave., #D, Clovis, CA 93612 (559) 325-7023
              -----------------------------------------------------
          (Address and telephone number of principal executive offices)


              601 W. Shaw Ave., #D, Clovis, CA 93612 (559) 325-7023
              -----------------------------------------------------
          (Address and telephone number of principal place of business)



 Laughlin Associates, Inc. 2533 N. Carson St., Carson City, NV 89706 telephone #
 -------------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)


Approximate date of proposed sale to the public:   August 1, 2000



If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering [X] 10-SB.



Contents of the earlier registration statement, 10-SB filed June 30, 1999, file number 000-29483, are to be incorporated herein in their entirety by this reference.

This Form SB-1 filing is in order that the company may register and raise up to, but not to exceed, an additional $250,000 through "Convertible Debenture" as contained in the earlier registration statement referenced above.




                                    EXHIBITS

EXHIBIT "A":  Debenture Agreement

EXHIBIT "B":  Escrow Agreement

EXHIBIT "C": Securities Subscription Agreement



                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Clovis, State of California, on July 31, 2000.

(Registrant)   Pacific Sands, Inc.


 /s/  Stanely Paulus                                 /s/ Rita Paulus
-----------------------------                        --------------------------
Stanley Paulus, Chairman of the Board                Rita Paulus, Director
President                                            Treasurer